August 27, 2007                                              [THE HARTFORD LOGO]
VIA EDGAR
Michael Kosoff, Esq.                              Sarah M. Patterson
Staff Attorney -- Office of Insurance Products    Counsel
Division of Investment Management                 Law Department
Securities and Exchange Commission                200 Hopmeadow Street
100 F Street, NE                                  Simsbury, CT 06089
Washington, DC 20549-4644                         Direct Dial: (860) 843-6085
                                                  Fax: (860) 380-1616

Re: Hartford Life Insurance Company Separate Account Three File Nos. 333-119415
    and 811-08584

Dear Mr. Kosoff:

In accordance with our discussions on Friday, presented below please find your inquiries and comments (marked in italics) and our responses.

1. PLEASE CONFIRM THAT THE REFERENCE TO "APPENDIX D" APPEARING IN THE INTRODUCTORY SENTENCE ABOVE "APPENDIX E -- EXCHANGE PROGRAMS" IS ACCURATE.

           - Response: We have updated the language to state that "the following language is added as a new Appendix E in your prospectus."

2. THE FOLLOWING COMMENTS RELATE TO THE SO CALLED "EDGE OFFER":

       A. PLEASE MOVE THE "DEFINITIONS" BULLET APPEARING IN SECTION II TO THE PREAMBLE AND CONFIRM THAT ALL INITIAL CAPITALIZED TERMS ARE DEFINED IN THE PROSPECTUS.

           - Response: We have moved the "Definitions" bullet point to the preamble and have confirmed that all initial capitalized terms are defined in the prospectus.

       B. IN THE COMPARISON TABLE APPEARING IN SECTION II, PLEASE REFLECT THE RANGE OF PREMIUMS SUBJECT TO FRONT END SALES CHARGES.

           - Response: We have updated the table to reflect premiums of $0-$49,999; $50k-$99,999; $200k-$249,999; $250k-$499,999 and
               $500k-$999,999.

       C. CONFIRM OR DELETE THE CROSS REFERENCE TO FOOTNOTE 4 APPEARING AFTER THE $30 ANNUAL MAINTENANCE FEE IN THE COMPARISON TABLE APPEARING IN
           SECTION II.

           -   Response: The reference to footnote 4 has been deleted.

       D. IN THE SECOND TO LAST SENTENCE IN FOOTNOTE 3, PLEASE CLARIFY THAT THE 13 MONTH LETTER OF INTENT PERIOD COMMENCES UPON EXCHANGE OF A CONTRACT.

           - Response: We have clarified the second to last sentence in footnote 3 to state that a Letter of Intent commences upon the date you exchange a contract. In addition, we have clarified the last sentence of footnote three to state that "[w]e may allow an extended period by accepting a Letter of Intent for an additional 13 month period."

       E. PROMINENTLY STATE THAT THIS EXCHANGE MAY RESULT IN A REDUCTION OF THE DEATH BENEFIT.

           - Response: We have made the first bullet under section IV prominent by bolding the text that states "the initial death benefit under your Director M Edge or Hartford Leaders Edge Series III Contract could be lower than the death benefit under your existing Eligible Contract(s).

       F. REPLACE REFERENCE TO "QUALIFYING CONTRACT" APPEARING IN THE FIRST BULLET OF SECTION III WITH "ELIGIBLE CONTRACT(S)".

           - Response: All references to "qualifying contract" have been deleted and replaced with "Eligible Contract(s)":

       G. ADD AN EXAMPLE OF THE SALES CHARGES UNDER THE THIRD BULLET IN SECTION III.

           -   Response: Agreed.

       H. CLARIFY IN THE SEVENTH BULLET UNDER SECTION III THAT CONSENT OF OTHER CONTRACT OWNERS IS REQUIRED ONLY IF THERE ARE MULTIPLE OWNERS.

           -   Response: Agreed.

       I.   PLEASE MAKE THE SECOND BULLET UNDER SECTION IV BOLD.

           -   Response: Agreed.

       J. SUPPLEMENTALLY STATE WHETHER A PERSONALIZED ILLUSTRATION OF THE DEATH BENEFIT WILL BE PROVIDED TO CONTRACT OWNERS UPON REQUEST.

           - Response: A personalized illustration of the death benefit will not be provided to contract owners.

3. THE FOLLOWING COMMENTS RELATE TO THE SO CALLED "UNION SECURITY" OFFER:

       A. SUPPLEMENTALLY CONFIRM THAT THE ONLY VERSIONS OF THE DIRECTOR M AND HARTFORD LEADERS SERIES III CONTRACTS OFFERED WILL BE SUBJECT TO CONTINGENT DEFERRED SALES CHARGES.

           - Response: We confirm that the Union Security exchange offer is only applicable to versions of The Director M and Hartford Leaders Series III Contracts that are subject to contingent deferred sales charges.

       B. IN SECTION II, PLEASE REPLACE THE REFERENCE TO FOOTNOTE 1 (APPEARING AFTER CDSC) WITH FOOTNOTE 9.

           -   Response: Agreed.

       C. IN THE SECOND BULLET IN SECTION II, PLEASE CLARIFY WHETHER THE SAME FUND PORTFOLIOS AVAILABLE UNDER EXISTING CONTRACTS WILL BE MADE AVAILABLE UNDER THEIR REPLACEMENTS.

           - Response: We have added the following sentence to the second bullet in section II: "Not all Funds currently offered in your existing Contract will be available in your replacement contract".

       D. IN THE THIRD BULLET IN SECTION II, PLEASE CLARIFY THAT "PREMIUM SECURITY DEATH BENEFIT" IS THE STANDARD DEATH BENEFIT AVAILABLE UNDER THESE CONTRACTS.

           - Response: We have clarified that the Premium Security Death Benefit is the standard death benefit.

       E. PLEASE CONFIRM THAT THE TERM "QUALIFYING CONTRACT" HAS BEEN REPLACED WITH THE TERM "ELIGIBLE CONTRACT(S)" THROUGHOUT SECTION III.

           - Response: We have deleted references to "qualifying contract(s)" and replaced it with the term "Eligible Contract(s)".

       F. PLEASE ADD A PROMINENT STATEMENT IN THE FOURTH BULLET UNDER SECTION III THAT A REPLACEMENT CONTRACT MAY HAVE A LONGER CDSC PERIOD THAN AN ELIGIBLE CONTRACT.

           - Response: We have added the following language in bold typeface as the last sentence in the fourth bullet under section III:
               "Your replacement; The Director M or Hartford Leaders Series III Contract, may have a longer CDSC period than your existing Contract."

       G.  PLEASE MAKE THE SECOND BULLET UNDER SECTION IV BOLD.

           -   Response: Agreed.

       H. SUPPLEMENTALLY STATE WHETHER A PERSONALIZED ILLUSTRATION WILL BE PROVIDED TO CONTRACT OWNERS UPON REQUEST.

           - Response: A personalized illustration of the death benefit will not be provided to contract owners.

4. THE FOLLOWING COMMENTS RELATE TO THE LIFETIME INCOME BUILDER II RIDER EXCHANGE PROGRAM:

       A. IN THE TABLE APPEARING IN THE FIRST BULLET UNDER SECTION II, PLEASE STATE THE MAXIMUM RIDER FEE IN THE ROW ENTITLED "FEE".

           -   Response: Agreed.

       B. IN THE AFOREMENTIONED TABLE, PLEASE STATE IN THE ROW ENTITLED "PAYMENT BASE" THAT THE PAYMENT BASE MAY BE LOWER THAN THE BENEFIT AMOUNT.

           -   Response: Agreed.

       C. ALSO IN THE AFOREMENTIONED TABLE, IN THE ROW ENTITLED "LIFETIME BENEFIT PAYMENT" PLEASE DESCRIBE THE RANGE OF WITHDRAWAL PERCENTS AVAILABLE UNDER LIFETIME INCOME BUILDER II.

           -   Response: Agreed.

       D. PLEASE MAKE THE LAST SENTENCES APPEARING IN THE THIRD AND FOURTH BULLETS UNDER SECTION IV BOLD.

           -   Response: Agreed.

       E. SUPPLEMENTALLY CONFIRM THE ACCURACY OF THE ASSERTION MADE IN THE EIGHTH BULLET IN SECTION IV.

           - Response: We have added the following disclosure to clarify this assertion: "However, in the event that an excess withdrawal is taken, or a withdrawal is made in a non-Eligible Withdrawal Year, the Payment Base will be reduced by the methods described in your prospectus".

       F. SUPPLEMENTALLY CONFIRM IF THERE ARE ANY OTHER MATERIAL DIFFERENCES BETWEEN THESE RIDERS THAT MIGHT IMPACT THESE DISCLOSURES.

           - Response: We confirm that the material differences between The Hartford's Lifetime Income Builder and The Hartford's Lifetime Income Builder II have been disclosed.

       G. PLEASE ADD AN INTRODUCTORY NARRATIVE EXPLAINING THE PURPOSE OF THE ILLUSTRATIONS FOLLOWING SECTION IV.

           -   Response: Agreed.

We appreciate the Staff's continued cooperation and attention to this filing. It is our hope that the Staff will find satisfactory the responses to its comments as set forth above and that we will be able to file our Rule 485(b) submission before the proposed launch date of October 15, 2007. We also appreciate the time the Staff has devoted to discussing with us and our outside counsel the applicability of Rule 11a-2 under the Investment Company Act of 1940 to the "Edge Offer" referenced above (i.e., an exchange offer involving the proposed exchange of existing variable annuity contracts with an expired contingent deferred sales charge for new variable annuity contracts with a front-end sales load). We are, of course, available at the Staff's convenience to discuss the Staff's final views in this regard, and, again, we appreciate the time the Staff has spent in considering our explanation of why we believe the Rule is in fact applicable to the Edge Offer.

Finally, we note that we will resubmit today our Rule 485(b)(1)(vii) request.

We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Please feel free to contact me if you have any questions or if we may be of further assistance.

Very truly yours,

/s/ Sarah M. Patterson
--------------------------------------
cc: Richard J. Wirth, esq.

              SUPPLEMENT DATED OCTOBER 15, 2007 TO YOUR PROSPECTUS


The following language is added as a new Appendix E in your prospectus:


APPENDIX E -- EXCHANGE PROGRAMS

EDGE OFFER


Hartford Life and Annuity Insurance Company or Hartford Life Insurance Company collectively, "we" or "our") is offering Eligible Contract Owners (as defined below) the opportunity to exchange an Eligible Contract (as defined below) for a then currently issued The Director M Edge or Hartford Leaders Edge Series III variable annuity Contract. This offer may be withdrawn at any time without notice in our sole and absolute discretion. All initial capitalized terms shall have such meaning as provided in the applicable prospectus.


I. WHO IS ELIGIBLE TO PARTICIPATE IN THIS EXCHANGE PROGRAM?

This exchange program is available to Contract Owners who meet ALL of the following qualifications ("Eligible Contract Owners"):

       - You must own one or more Eligible Contracts as of the exchange date (as defined below). Eligible Contracts are:


           - Versions of The Director Series I -- VIIIR (including all proprietary versions) with a 6 or 7 year contingent deferred sales charge. Please check your Contract to verify the version owned.


           - The Owner(s) and Annuitant must be the same in all Eligible Contracts that will be surrendered.


       - The account value of all Eligible Contracts surrendered must be at least $100,000 in the aggregate as of the exchange date.



       - You must be a customer of a financial intermediary that is authorized to sell The Director M Edge or Hartford Leaders Edge Series III variable annuity Contract.


       -   You must not:

           - Be age 75 or older as of the exchange date (including any other Contract Owner(s) and the
              Annuitant).

           - Have any premium payments that are any longer subject to contingent deferred sales charges ("CDSC").


           - Be a group or trust that is: (a) any trustee or custodian for a retirement plan qualified under Sections 401(a) or 403(a) of the Internal Revenue Code ("Code"); (b) annuity purchase plans adopted by public school systems or tax-exempt organizations according to Section 403(b) of the Code; (c) an employee pension plans established for employees by a state, a political subdivision of a state, or an agency of either a state or a political subdivision of a state; and/or (d) a deferred compensation plans as defined in Section 457 of the Code.



           - Be subject to sales charges(1) in excess of 9% of the total Premium Payments made in connection with the replacement The Director M Edge or Hartford Leaders Edge Series III Contract as of the exchange date.


           - Have elected either The Hartford's Principal First Preferred or The Hartford's Principal First (optional guaranteed minimum withdrawal benefits available under certain Eligible Contracts).

------------


(1) Any Contingent Deferred Sales Charges ("CDSC") that you have paid prior to the exchange date in connection with partial Surrenders under your Eligible Contract(s), plus any FESC (defined below) assessed on The Director M Edge or Hartford Leaders Edge Series III Contract on the exchange date.

II. WHAT ARE SOME KEY DIFFERENCES BETWEEN THESE CONTRACTS?

                                       THE DIRECTOR SERIES I - VIIIR
   SALES CHARGE         YEAR            1            2            3            4
---------------------------------------------------------------------------------------
                        CDSC(2)       5 - 7%       5 - 7%       4 - 7%       3 - 6%

                            THE DIRECTOR SERIES I - VIIIR
   SALES CHARGE         5            6            7          8
-------------------  -------------------------------------------
                      2 - 5%       0 - 4%       0 - 3%        0%

Mortality & Expense Risk Charge                                    1.00 - 1.25%
 (1),(4)
Administrative Charges                                                 None
Annual Maintenance Fee(5)                                           $25 - $30


                           $0 -                  $THE DIRECTOR M EDGE OR1HARTFORD L
SALES CHARGE  PREMIUM             $49,999                $99,999                $249,999
-------------------------------------------------------------------------------------------------
                FESC(3)              5.5%                   4.5%                   3.5%

                $0 -                  $THE DIRECTOR M EDGE OR1HARTFORD L
SALES CHARGE      $499,999               $999,999               $1MM+
------------  ------------------------------------------------------------
                     2.5%                   2.0%                   1%



Mortality & Expense Risk Charge                                    0.55 - 0.65%
 (1),(4)
Administrative Charges                                                0.20%
Annual Maintenance Fee(5)                                              $30


       - Optional Guaranteed Minimum Withdrawal Benefits. For an additional fee, Eligible Contract Owners electing to exchange their contract(s) will be entitled to elect any of the optional guaranteed minimum withdrawal benefits; including lifetime guaranteed minimum withdrawal benefits, as described in a The Director M Edge or Hartford Leaders Edge Series III prospectus.


       - Funds Available. Eligible Contract Owners electing to exchange their contract(s) will have access to the Funds offered in The Director M Edge or Hartford Leaders Edge Series III prospectus. These generally include all Funds currently offered under your existing Contract but also include a wide array of Funds managed by unaffiliated portfolio managers.



       - Standard Guaranteed Minimum Death Benefits. Eligible Contract Owners electing to exchange their contract(s) will be automatically entitled to receive the Premium Security Death Benefit (standard death benefit). Differences between the standard death benefit offered under existing contracts and the standard death benefit provided in The Director M Edge or Hartford Leaders Edge Series III (called "Premium Security Death Benefit") are highlighted below:


------------

(2)  Varies based on contract version.


(3) Front-end Sales Charges ("FESC") do not reflect Rights of Accumulation. Under the Rights of Accumulation program, we will use the aggregate amount of Eligible Investments to calculate the applicable sales charge. Eligible Investments are (a) any other individual variable annuity issued by us or our affiliates subject to a front-end sales charge and (b) Class A shares of any retail mutual fund of a Fund family held by you as owner or joint owner. Your financial intermediary must be the broker of record for Eligible Investments. Eligible Investments must be identified in your application (or comparable request for annuity) and each time you make subsequent Premium Payments. Premium Payments received through any other means of transmission will be subject to a sales charge based on the lower of your most recent sales charge level on record under this program or the otherwise applicable sales charge. We also accept Letters of Intent as a basis to reduce sales charges. A Letter of Intent is a commitment to invest a certain amount of Premium Payments within 13 months from the date you exchange your Contract in exchange for which we deduct a sales charge based on the total amount you plan on investing over this time period. If you don't make the Premium Payments promised, we will recalculate the sales charge based on your actual Premium Payments and proportionately deduct this charge from your Sub-Accounts. We may allow an extended period by accepting a Letter of Intent for an additional 13 month period.


(4) Mortality and Expense Risk Charges for Hartford Leaders products are .10% higher than The Director products. These charges also vary based on the contract version selected. Premium taxes (0 - 3.5%) and optional benefit fees excluded.

(5) For The Director Series II -- VIII, The Director M Edge or Hartford Leaders Edge Series III, Annual Maintenance Fees are waived if the Contract Value is greater than $50,000 on any Contract Anniversary or upon Surrender.

    CONTRACT                                          STANDARD DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------
Director M/        The highest of: (A) Contract Value; or (B) Total Premium Payments adjusted for partial
Hartford Leaders   Surrenders; or (C) the lesser of: Maximum Anniversary Value, or the sum of Contract Value
Series III(6)      plus 25% of Maximum Anniversary Value (excluding Premium Payments we receive within 12 months of death).
Director Series I  The higher of Contract Value(7) or Total Premium Payments adjusted for partial Surrenders.
-- IIR
Director Series    The highest of: (A) Contract Value(6); or (B) Total Premium payments adjusted for partial
III -- V           Surrenders; or (C) Contract Value on the Specified Contract Anniversary(8) immediately preceding the date of death, increased by any Premium Payments made and decreased by any
                   Surrenders since the preceding Specified Contract Anniversary.
Director Series    The highest of: (A) Contract Value; or (B) Total Premium payments adjusted for partial
VI -- VIIR         Surrenders; or (C) Maximum Anniversary Value.
Director VIIIR     Premium Protection: The higher of total premium payments adjusted for partial Surrenders or
                   Contract Value, or
                   Asset Protection: The highest of: (A) Contract Value; (B) Contract Value plus 25% of the total Premium Payments (excluding any subsequent Premium Payments we receive within 12 months of death or after death less any partial Surrenders); or (C) Contract Value plus 25% of
                   Maximum Anniversary Value (excluding any subsequent Premium Payments we receive within 12 months of death or after death). This Death Benefit cannot exceed the greatest of: (i)
                   Contract Value; or (ii) Total Premium Payments adjusted for any partial Surrenders; or (iii)
                   Maximum Anniversary Value.

    -   Other Differences. Some of the other differences include:

           - Partial Surrenders: In all versions of The Director (other than The Director Series VII (with amendatory rider) and Series VIIIR), partial surrenders reduce death benefits on a dollar-for-dollar basis; whereas in The Director Series VII (with amendatory rider), Series VIII, The Director M Edge or Hartford Leaders Edge Series III, partial surrenders reduce death benefits on a proportionate basis.


           - Death Benefit aggregate limit: Death Benefits are not subject to aggregate limits in The
              Director Series I - VII (without amendatory rider); whereas in The Director Series VII (with amendatory rider), Series VIIIR, The Director M Edge or Hartford Leaders Edge Series III Death Benefits are limited to $5 million of Premium Payments (as reduced by an adjustment for Surrenders), or Contract Value plus $1 million.



           - Miscellaneous. The Director M Edge or Hartford Leaders Edge Series III Contracts may also differ from your existing contract in terms of (a) minimum interest rates credited to the Fixed Accumulation Feature; (b) assumed investment return rates used for the variable Annuity Payout (subject to state variations); and (c) minimum guaranteed fixed annuitization rates.



       - State Variations. The foregoing discussion does not take into consideration state variations, if any.


------------

(6) The standard death benefit is replaced by the Guaranteed Minimum Death Benefit upon election of The Hartford's Lifetime Income Foundation, The Hartford's Lifetime Income Builder or The Hartford's Lifetime Income Builder II.


(7) The Director Series I - V Annuitants who die after age 90 are entitled only to Contract Value.


(8) Specified Contract Anniversary is: The Director Series III - every sixth Contract Anniversary; The Director Series IV & V -- every seventh Contract Anniversary.

III. HOW DOES THE EXCHANGE PROCESS WORK?


       - This exchange will constitute a full Surrender (replacement) of your Eligible Contract(s). You may Surrender more than one existing Eligible Contract(s) as part of this program. Partial Surrenders will not be permitted.



       - The Contract Value of your Eligible Contract(s) as of the exchange date will be considered to be the initial Premium Payment for your Director M Edge or Hartford Leaders Edge Series III Contract. This amount will be used to establish your benefits under your Director M Edge or Hartford Leaders Edge Series III Contract. No exchange or transfer fees will be charged when electing to make this exchange.



       - We will impose a sales charge on initial and subsequent Premium Payments under your Director M Edge or Hartford Leaders Edge Series III Contract, subject to possible adjustments associated with any Rights of Accumulation and a Letter of Intent. Your initial Premium Payment can not be used to satisfy the terms of any outstanding Letter of Intent. For example, if your Premium Payments under your existing Contract were $100,000 (A) and your account value at the time of exchange was $225,000 (B), then a sales charge of $7,875 [sales charge = the lesser of: [(A) x 9%] or [(B) x 3.5%)] will be deducted from your account. However, if you signed a Letter of Intent committing to deposit another $25,000 (C), then your sales charge would be reduced to $6,250 [sales charge = the lesser of: [(A) x 9%] or [(B + C) x 2.5% (based on exceeding the next sales charge break point)].



       - The date that you comply with all our requirements to exchange your Eligible Contract(s) ("exchange date") will be the date we use to set your benefits under your Director M Edge or Hartford Leaders Edge Series III Contract. We will use the exchange date for establishing your eligibility for this program and various age-sensitive optional riders under your Director M Edge or Hartford Leaders Edge Series III Contract.


       - Certain optional guaranteed minimum withdrawal benefits may ONLY be elected at the exchange date.


       - The Contract Owner(s) and Annuitant must be the same in your replacement Director M Edge or Hartford Leaders Edge Series III Contract as they are in your Eligible Contract(s).



       - If there are more than one Contract Owner, then all Contract Owners must consent to this exchange.



       - Subject to the laws of your state, you may cancel your Director M Edge or Hartford Leaders Edge Series III Contract for any reason within ten (10) days of receipt of your Contract in accordance with the cancellation privileges described in your Director M Edge or Hartford Leaders Edge Series III prospectus.


IV. WHAT OTHER THINGS SHOULD BE CONSIDERED?


       - Your standard and optional death benefits under your Eligible Contract(s) will not carry over to your Director M Edge or Hartford Leaders Edge Series III Contract. For instance, because the value of the MAV/EPB Death Benefit (if elected and available) fluctuates based on Maximum Anniversary Value rather than Contract Value, THE INITIAL DEATH BENEFIT UNDER YOUR DIRECTOR M EDGE OR HARTFORD LEADERS EDGE SERIES III CONTRACT COULD BE LOWER THAN THE DEATH BENEFIT UNDER YOUR EXISTING ELIGIBLE CONTRACT(S).



       - SURRENDERING YOUR NEW DIRECTOR M EDGE OR HARTFORD LEADERS EDGE SERIES III CONTRACT SOON AFTER BUYING IT MAY LEAVE YOU IN A WORSE FINANCIAL POSITION THAN IF YOU NEVER ACCEPTED THIS EXCHANGE OFFER.



       - You should discuss the merits of this exchange with your Registered Representative to be sure that the Director M Edge or Hartford Leaders Edge Series III Contract is suitable for you and your particular circumstances. You should discuss your particular circumstances and the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange.

       - You should read the Director M Edge or Hartford Leaders Edge Series III prospectus and those of the underlying Funds before investing. These prospectuses contain other information about variable annuities and investment options including risks that you should carefully consider. Your Registered Representative can provide you with prospectuses or you can contact us to receive one. These variable annuities are underwritten and distributed by Hartford Securities Distribution Company, Inc. Member SIPC.

       - We are not obligated to offer exchange privileges if and once this offer is withdrawn or to extend these privileges to other contract variations.

UNION SECURITY


Hartford Life and Annuity Insurance Company or Hartford Life Insurance Company (collectively, "we" or "our") are offering Eligible Contract Owners (as defined below) the opportunity to exchange an Eligible Contract (as defined below) for a then currently issued version of our The Director M or Leaders III variable annuity Contract. This offer may be withdrawn at any time without notice in our sole and absolute discretion. All initial capitalized terms shall have such meaning as provided in the applicable prospectus.


I. WHO IS ELIGIBLE TO PARTICIPATE IN THIS EXCHANGE PROGRAM?

This exchange program is available to Contract Owners who meet ALL of the following qualifications ("Eligible Contract Owners"):

       - You must own one or more Eligible Contracts as of the exchange date (as defined below). Eligible Contracts are:


           - all versions of the Masters, Masters+, Opportunity or Opportunity+ variable annuities issued by Union Security Insurance Company or Union Security Life Insurance Company of New York (collectively, "Union Security"). Please check your Contract to verify the version owned.


           - The Owner(s) and Annuitant must be the same in all Eligible Contracts that will be surrendered.


       - The account value of all Eligible Contracts surrendered must be at least $25,000 in the aggregate as of the exchange date.



       - You must be a customer of a financial intermediary that is authorized to sell The Director M or Leaders III variable annuity Contract.


       -   You must not:

           - Be age 81 or older as of the exchange date (including any other Contract Owner(s) and the Annuitant).


           -   Have any Premium Payments that are any longer subject to CDSC.



           - Be a group or trust that is: (a) any trustee or custodian for a retirement plan qualified under Sections 401(a) or 403(a) of the Internal Revenue Code ("Code"); (b) annuity purchase plans adopted by public school systems or tax-exempt organizations according to Section 403(b) of the Code; (c) an employee pension plans established for employees by a state, a political subdivision of a state, or an agency of either a state or a political subdivision of a state; and/or (d) a deferred compensation plans as defined in Section 457 of the Code.

II. WHAT ARE SOME KEY DIFFERENCES BETWEEN THESE CONTRACTS?


                                         MORTALITY &
                                           EXPENSE                  ANNUAL
                                            RISK        ADMIN.   MAINTENANCE
               CONTRACT                 CHARGE(9)(10)  CHARGES       FEE
-----------------------------------------------------------------------------
Director M/Hartford Leaders Series III  0.95 - 1.05%    0.20%      $30(11)
Opportunity                                 1.25%       0.10%      $35(12)
Masters                                     1.25%       0.10%        None


                                                                              SALES CHARGE
               CONTRACT                   YEAR          1         2         3         4         5         6         7        8+
--------------------------------------  ----------------------------------------------------------------------------------------
Director M/Hartford Leaders Series III   CDSC(9)        7%        7%        7%        6%        5%        4%        3%        0%
                                          YEAR          1         2         3         4         5         6         7        8+
Opportunity                              CDSC(9)        5%        5%        5%        5%        5%        0%        0%        0%
Masters                                  CDSC(9)        7%        7%        6%        6%        5%        3%        1%        0%


------------

(9)  Varies based on contract version. Maximum charge is shown.


(10) Mortality and Expense Risk Charges for Leaders products are .10% higher than The Director products. Premium Taxes (0 -- 3.5%) and optional benefit fees excluded.


(11) Annual Maintenance Fees are waived if the Contract Value is greater than $50,000 on any Contract Anniversary or upon Surrender.

(12) Annual Maintenance Fees are waived if the Contract Value is greater than $25,000 on any Contract Anniversary or upon Surrender.

       - Optional Guaranteed Minimum Withdrawal Benefits. For an additional fee, Eligible Contract Owners electing to exchange their contract(s) will be entitled to elect any of the optional guaranteed minimum withdrawal benefits; including lifetime guaranteed minimum withdrawal benefits, as described in a The Director M or Hartford Leaders Series III prospectus.


       - Funds Available. Eligible Contract Owners electing to exchange their contract(s) will have access to the Funds offered in The Director M or Hartford Leaders Series III prospectus. These generally include all Funds currently offered under your existing Contract but also include a wide array of Funds managed by unaffiliated portfolio managers. Not all Funds currently offered in your existing Contract will be available in your replacement contract.



       - Standard guaranteed minimum Death Benefits. Eligible Contract Owners electing to exchange their Contract(s) will automatically receive the Premium Security Death Benefit (standard death benefit). Differences between the standard death benefit offered under existing contracts and the standard death benefit provided in The Director M or Hartford Leaders Series III (called "Premium Security Death Benefit") are highlighted below:


    CONTRACT                                          STANDARD DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------
Director M/        The highest of: (A) Contract Value; or (B) Total Premium Payments adjusted for partial
Hartford Leaders   Surrenders; or (C) the lesser of: Maximum Anniversary Value, or the sum of Contract Value
Series III(13)     plus 25% of Maximum Anniversary Value (excluding Premium Payments we receive within 12 months of death).
Opportunity I,     Contracts issued before 5/1/97, Without Enhanced Death Benefit Rider, OWNER OR ANNUITANT LESS
II, IV, V,         THAN AGE 75 AT DEATH, highest of: (A) Total Premiums less partial Surrenders; (B) Contract
Opportunity+       Value or (C) Contract Value on the last five-year Contract Anniversary before the earlier of the decedent's death or age 75, minus any partial Surrenders since that anniversary.
                   Contracts issued after 5/1/97, With Enhanced Death Benefit Rider, OWNER OR ANNUITANT LESS
                   THAN AGE 75 AT DEATH, highest of: (A) Total Premiums less partial Surrenders, compounded annually at 3%, capped at 200% of Total Premium minus partial Surrenders ("Rollup Amount");
                   (B) Contract Value or (C) Contract Value on either the last five-year Contract Anniversary before death; minus any partial Surrenders since that anniversary.

------------

(13) The standard death benefit is replaced by the Guaranteed Minimum Death Benefit upon election of The Hartford's Lifetime Income Foundation, The Hartford's Lifetime Income Builder or The Hartford's Lifetime Income Builder II.

    CONTRACT                                          STANDARD DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------
                   Contracts issued after 5/1/97, With Enhanced Death Benefit Rider, OWNER OF ANNUITANT AGE 75
                   OR OLDER AT DEATH, highest of: (A) The "Rollup Amount" on the earlier of the Contract Owner or Annuitant's 75thbirthday plus any Premium payments made since that birthday, minus partial
                   Surrenders since that birthday; (B) Contract Value or (C) Contract Value on the last five-year Contract Anniversary before the decedent reached age 75; minus any partial
                   Surrenders since that anniversary.
Opportunity III    The highest of: (A) Total Premiums less partial Surrenders, (B) Contract Value or (C)
                   Contract Value on the last five-year Contract Anniversary before the earlier of the decedent's death or age 75, minus any partial Surrenders since that anniversary.
Masters I          Contracts issued before 5/1/97 without the Enhanced Death Benefit Rider and the OWNER OR
                   ANNUITANT LESS THAN AGE 75 AT DEATH, the highest of: (A) Total Premiums less partial
                   Surrenders; (B) Contract Value adjusted for any applicable Market Value Adjustment or (C)
                   Contract Value on the last seven-year Contract Anniversary before the earlier of the date of death, or the Contract Owner or Annuitant's 75thbirthday, adjusted for any applicable Market
                   Value Adjustment, minus any partial Surrenders since that Seven Year Anniversary.
                   Contracts issued after 5/1/97 with the Enhanced Death Benefit Rider and the OWNER OR
                   ANNUITANT LESS THAN AGE 75 AT DEATH, the highest of: (A) Total Premiums less partial
                   Surrenders, compounded annually at 3%, capped at 200% of Total Premium minus partial
                   Surrenders ("Rollup Amount"); (B) Contract Value adjusted for any applicable Market Value
                   Adjustment, or (C) Contract Value on the last seven-year Contract Anniversary before the earlier of the date of death, or the Contract Owner or Annuitant's 75thbirthday, adjusted for any applicable Market Value Adjustment, minus any partial Surrenders since that Seven Year
                   Anniversary.
                   Contracts issued after 5/1/97 with the Enhanced Death Benefit Rider and the OWNER OR
                   ANNUITANT AGE 75 OR OLDER AT DEATH, the highest of: (A) The "Rollup Amount" on the earlier of the Contract Owner or Annuitant's 75thbirthday plus any Premium payments made since that birthday, minus partial Surrenders since that birthday; (B) Contract Value adjusted for any applicable Market Value Adjustment; or (C) Contract Value on the last seven-year Contract
                   Anniversary before the earlier of the date of death, or the Contract Owner or Annuitant's
                   75thbirthday, adjusted for any applicable Market Value Adjustment, minus any partial
                   Surrenders since that Seven Year Anniversary.
Masters+           Contracts issued before 5/1/97 without the Enhanced Death Benefit Rider and the OWNER OR
                   ANNUITANT WERE LESS THAN AGE 75 AT DEATH, the highest of: (A) Total Premiums less partial
                   Surrenders; (B) Contract Value adjusted for any applicable Market Value Adjustment; or (C)
                   Contract Value on the last seven-year Contract Anniversary before the earlier of the date of death, or the Contract Owner or Annuitant's 75thbirthday, adjusted for any applicable Market
                   Value Adjustment, minus any partial Surrenders since that Seven Year Anniversary.
                   Contracts issued after 5/1/97 with the Enhanced Death Benefit Rider and the OWNER OR
                   ANNUITANT WERE LESS THAN AGE 75 AT DEATH, the highest of: (A) Total Premiums less partial
                   Surrenders, compounded annually at 5%, capped at 200% of Total Premium minus partial
                   Surrenders. ("Rollup Amount"); (B) Contract Value adjusted for any applicable Market Value
                   Adjustment; or (C) Contract Value on the last seven-year Contract Anniversary before the earlier of the date of death, or the Contract Owner or Annuitant's 75thbirthday, adjusted for any applicable Market Value Adjustment, minus any partial Surrenders since that Seven Year
                   Anniversary.

    CONTRACT                                          STANDARD DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------
                   Contracts issued after 5/1/97 with the Enhanced Death Benefit Rider and the OWNER OR
                   ANNUITANT AGE 75 OR OLDER AT DEATH, the highest of: (A) The "Rollup Amount" on the earlier of the Contract Owner or Annuitant's 75thbirthday plus any Premium payments made since that birthday, minus partial Surrenders since that birthday; (B) Contract Value adjusted for any applicable Market Value Adjustment; or (C) Contract Value on the last seven-year Contract
                   Anniversary before the earlier of the date of death, or the Contract Owner or Annuitant's
                   75thbirthday, adjusted for any applicable Market Value Adjustment, minus any partial
                   Surrenders since that Seven Year Anniversary.

    -   Other Differences. Some of the other differences include:

           - Partial Surrenders: Partial surrenders reduce Opportunity and Masters death benefits on a dollar-for-dollar basis, and reduce Opportunity+ and Masters+ death benefits on a proportionate basis and a Market Value Adjustment may be applicable, whereas in The Director M and Hartford Leaders Series III, partial surrenders reduce death benefits on a proportionate basis.

           - Death Benefit Aggregate Limit: Death benefits are unlimited in Masters contracts whereas death benefits are subject to aggregate limits of $500,000 (Opportunity) and in The Director M and Hartford Leaders Series III, death benefits are limited to $5 million of Premium Payments (as reduced by an adjustment for Surrenders), or Contract Value plus $1 million.


           - Miscellaneous. Director M or Hartford Leaders Series III Contracts may also differ from your existing Contract in terms of
               (a) access to a Fixed Accumulation Feature; (b) Assumed Investment Return Rates used for the variable Annuity Payout (subject to state variations); and (c) ability to allocate investments to earn guaranteed interest rates for predetermined guarantee periods (Masters only).


       - State Variations. The foregoing discussion does not take into consideration state variations, if any.

       - Definitions. All initial capitalized terms shall have such meaning as provided in the applicable prospectus.

III. HOW DOES THE EXCHANGE PROCESS WORK?

       - This exchange will constitute a full Surrender (replacement) of your Eligible Contract(s). You may Surrender more than one Eligible Contract(s) as part of this program. Partial Surrenders will not be permitted.


       - The Contract Value of your Eligible Contract(s) as of the exchange date will be considered to be the initial Premium payment for your replacement The Director M or Hartford Leaders Series III Contract. This amount will be used to establish your benefits under your replacement The Director M or Hartford Leaders Series III Contract. No exchange or transfer fees will be charged when electing to make this exchange.



       - The date that you comply with all requirements to exchange your Eligible Contract(s) ("exchange date") will be the date we use to set your benefits under your replacement The Director M or Hartford Leaders Series III Contract. We will use the exchange date for establishing your eligibility for this program and various age-sensitive optional riders under your replacement The Director M or Hartford Leaders Series III contract.



       - We will credit you for the time that you owned your oldest Eligible Contract(s) for the purposes of establishing any CDSC applicable for any premium payments made on or as of the exchange date. Any premium payments made on or after the exchange date will be subject to the applicable CDSC schedule. YOUR REPLACEMENT, THE DIRECTOR M OR HARTFORD LEADERS SERIES III CONTRACT, MAY HAVE A LONGER CDSC PERIOD THAN YOUR EXISTING CONTRACT.


       - Certain optional guaranteed minimum withdrawal benefits may ONLY be elected at the exchange date.

       - The Contract Owner(s) and Annuitant must be the same in your replacement Director M or Hartford Leaders Series III Contract as they are in your Eligible Contract(s).


       -   All Contract Owners must consent to this exchange.


       - Subject to the laws of your state, you may cancel your replacement The Director M or Hartford Leaders Series III Contract for any reason within ten (10) days of receipt of your Contract in accordance with the cancellation privileges described in your replacement The Director M or Hartford Leaders Series III prospectus.


IV. WHAT OTHER THINGS SHOULD BE CONSIDERED?


       - Your standard and optional death and withdrawal benefits under your Eligible Contract(s) will not carry over to your replacement The Director M or Hartford Leaders Series III Contract. This can result in a diminution in death and/or withdrawal benefits.



       - SURRENDERING A REPLACEMENT THE DIRECTOR M OR HARTFORD LEADERS SERIES III CONTRACT SOON AFTER BUYING IT MAY LEAVE YOU IN A WORSE FINANCIAL POSITION THAN IF YOU NEVER ACCEPTED THIS EXCHANGE OFFER.



       - You should discuss the merits of this exchange with your Registered Representative to be sure that a replacement The Director M or Hartford Leaders Series III Contract is suitable for you and your particular circumstances. You should discuss your particular circumstances and the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange.


       - The information provided is a summary of certain pertinent information. You should read the replacement The Director M or Hartford Leaders Series III prospectus and those of the underlying Funds before investing. These prospectuses contain other information including risks that you should carefully consider. Your Registered Representative can provide you with prospectuses or you can contact us to receive one. These variable annuities are underwritten and distributed by Hartford Securities Distribution Company, Inc. Member SIPC.


       - The foregoing discussion does not take into consideration state variations, if any.


       - We have no duty to offer exchange privileges if and once this offer is withdrawn or to extend these privileges to other contract variations.

  THIS SUPPLEMENT SHOULD BE RETAINED WITH THE PROSPECTUS FOR FUTURE REFERENCE.

HV-6136

              SUPPLEMENT DATED OCTOBER 15, 2007 TO YOUR PROSPECTUS


This supplement describes the terms of an exchange offer to eligible Contract Owners by Hartford Life and Annuity Insurance Company or Hartford Life Insurance Company. Effective October 15, 2007, we are offering Eligible Contract Owners (as defined below) the opportunity to exchange The Hartford's Lifetime Income Builder rider for the currently issued rider, The Hartford's Lifetime Income Builder II. This information is added to your prospectus immediately following the section "OTHER INFORMATION" in APPENDIX C.



The availability of the conversion program is at the discretion of the Company. You should convert your rider only if it is appropriate for your needs and financial considerations. Please read the prospectus carefully and discuss this conversion with your Registered Representative prior to converting.


I. WHO IS ELIGIBLE TO PARTICIPATE IN THIS CONVERSION PROGRAM?

This exchange program is available to Contract Owners who meet ALL of the following qualifications ("Eligible Contract Owners"):

       -   You must:

           - own an annuity contract (including all proprietary versions) ("Eligible Contract") as of the conversion date (defined below);

           - have chosen The Hartford's Lifetime Income Builder rider at the time of purchase; and


           - be a customer of a financial intermediary that is currently authorized to sell Hartford Life and Annuity Insurance Company or Hartford Life Insurance Company variable annuity Contracts that includes The Hartford's Lifetime Income Builder II optional benefit.


       -   You must not:

           - be age 75 or older as of the conversion date (including any other Covered Life);

II. WHAT ARE KEY DIFFERENCES BETWEEN THE HARTFORD'S LIFETIME INCOME BUILDER AND THE HARTFORD'S LIFETIME INCOME BUILDER II?

       - The chart below describes some key differences between The Hartford's Lifetime Income Builder and The Hartford's Lifetime Income Builder II and the meaning upon conversion.


                                         THE HARTFORD'S LIFETIME               THE HARTFORD'S LIFETIME
             FEATURE                        INCOME BUILDER II                       INCOME BUILDER
--------------------------------------------------------------------------------------------------------------
FEE                                Currently equal to 0.40% of Payment  Currently equal to 0.40% of Benefit
                                   Base. Maximum fee is 0.75%.          Amount. Maximum fee is 0.75%.
                                   WITHDRAWALS THAT DO NOT EXCEED THE   WITHDRAWALS REDUCE THE BENEFIT AMOUNT
                                   LIFETIME BENEFIT PAYMENT DO NOT      AND STEP UPS MAY INCREASE THE BENEFIT
                                   REDUCE THE PAYMENT BASE AND          AMOUNT; THEREFORE THE VALUE THAT THE
                                   STEP-UPS INCREASE THE PAYMENT BASE;  0.40% FEE IS APPLIED TO CAN CHANGE
                                   THEREFORE THE VALUE THAT THE 0.40%   OVER TIME.
                                   FEE IS APPLIED TO CAN CHANGE OVER
                                   TIME.
RELEVANT COVERED LIFE              The governing life for determining   N/A
                                   the living benefits provided under
                                   the rider
BENEFIT AMOUNT                     N/A (Refer to Payment Base)          100% of premium when added at issue
PAYMENT BASE                       UPON CONVERSION:                     N/A (Refer to Benefit Amount)
                                   - Payment Base will be equal to the
                                   Contract Value on the conversion
                                   date
                                   - PAYMENT BASE MAY BE LESS THAN
                                   BENEFIT AMOUNT

                                         THE HARTFORD'S LIFETIME               THE HARTFORD'S LIFETIME
             FEATURE                        INCOME BUILDER II                       INCOME BUILDER
--------------------------------------------------------------------------------------------------------------
DEATH BENEFIT                      UPON CONVERSION: Death Benefit will  Greater of Contract Value or Benefit
                                   be equal to the Contract Value on    Amount
                                   the conversion date. If MAV or MAV
                                   plus was previously elected, there
                                   will be no change to these values
BENEFIT PAYMENT/THRESHOLD          Allows up to a 5% withdrawal         Allows up to a 5% withdrawal of the
                                   (Single Life), or 4.5% withdrawal    Benefit Amount per year prior to
                                   (Joint Life) of the Payment Base     age 60
                                   per year prior to age 60
LIFETIME BENEFIT PAYMENT           - The Lifetime Benefit Payment will  - The Lifetime Benefit Payment is
                                   be equal to the Payment Base         equal to the Benefit Amount multiplied
                                   multiplied by the applicable         by 5%
                                   Withdrawal Percent (4.5 - 7%         - Available at issue if the oldest
                                   depending on Relevant Covered        Owner is age 60 or older
                                   Life's attained age as of first      - Available after the Contract
                                   Surrender and whether the Single     Anniversary immediately following the
                                   Life or Joint Life Option is         oldest Owners' 60th birthday if at
                                   selected.)                           issue the age of the oldest owner is
                                   - Allows you to withdraw on each     under 60
                                   Contract up to the greater of
                                   Payment Base or Contract Value on
                                   the anniversary multiplied by the
                                   Withdrawal Percentage per year once
                                   the amount is established
AUTOMATIC BENEFIT AMOUNT /         Automatic Payment Base increases     Automatic Benefit Amount increases
PAYMENT BASE INCREASES             will cease upon the earlier of the   continue until the earlier of the
                                   Annuity Commencement Date or the     Contract Anniversary immediately
                                   Contract Anniversary immediately     following the older Owner's or
                                   following the Relevant Covered       Annuitant's 75th birthday or the or
                                   Life's attained age of 80            the Annuity Commencement Date
NON-EXCESSIVE PARTIAL SURRENDERS   Withdrawals within the Lifetime      Withdrawals within the Lifetime
                                   Benefit Payment do not reduce the    Benefit Payment or Benefit Payment
                                   Payment Base. Withdrawals within     reduce the Benefit Amount by the
                                   the Threshold reduce the Payment     amount of the partial surrender
                                   Base by the amount of partial
                                   surrender
EXCESSIVE PARTIAL SURRENDERS       Withdrawals IN EXCESS of the         Withdrawals IN EXCESS of the Lifetime
                                   Lifetime Benefit Payment or          Benefit Payment or Benefit Payment
                                   Threshold will reduce the Payment    will reduce the Benefit Amount to the
                                   Base in proportion to the reduction  minimum of Contract Value immediately
                                   in Contract Value due to such        following the partial Surrender; or
                                   Surrender                            the Benefit Amount immediately prior
                                                                        to the partial Surrender, less the
                                                                        amount of partial Surrender

                                         THE HARTFORD'S LIFETIME               THE HARTFORD'S LIFETIME
             FEATURE                        INCOME BUILDER II                       INCOME BUILDER
--------------------------------------------------------------------------------------------------------------
EXCESSIVE PARTIAL SURRENDERS &     Withdrawals IN EXCESS of the         Withdrawals IN EXCESS of the Lifetime
THE DEATH BENEFIT                  Lifetime Benefit Payment or          Benefit Payment or Benefit Payment
                                   Threshold will reduce the Death      will reduce the Death Benefit to the
                                   Benefit in proportion to the         minimum of Contract Value immediately
                                   reduction in Contract Value due to   following the partial Surrender; or
                                   such Surrender                       the Benefit Amount immediately prior
                                                                        to the partial Surrender, less the
                                                                        amount of partial Surrender
SUBSEQUENT PAYMENT LIMITATION      None                                 We reserve the right to approve
                                                                        subsequent Premium Payments after the
                                                                        first 12 months
                                                                        Subsequent Premium Payments with a
                                                                        cumulative total of $100,000 or
                                                                        greater require prior approval by the
                                                                        Company. This restriction is not
                                                                        currently enforced.
JOINT OWNERSHIP                    Rider may be elected as a Single     Single Life only
                                   Life Option or Joint Life Option


STATE VARIATIONS. THE FOREGOING DISCUSSION DOES NOT TAKE INTO CONSIDERATION STATE VARIATIONS, IF ANY.

DEFINITIONS. ALL INITIAL CAPITALIZED TERMS SHALL HAVE SUCH MEANING AS PROVIDED IN YOUR PROSPECTUS.

III. HOW DOES THE EXCHANGE PROCESS WORK?

       - You must complete The Hartford's Lifetime Income Builder Conversion Program Form to exchange your The Hartford's Lifetime Income Builder rider. The date that you comply with all our requirements to exchange your existing The Hartford's Lifetime Income Builder rider ("conversion date") will be the date we use to set your benefits under your The Hartford's Lifetime Income Builder II rider. We will also use the conversion date for establishing your eligibility for this offer.

       - Except as modified by this election, your existing Contract and all other features and functions previously selected will be and remain in full force and effect.

       -   You may not cancel your election after the conversion date.

       - A prorated final The Hartford's Lifetime Income Builder rider charge will be assessed as of the conversion date. You will not be charged for The Hartford's Lifetime Income Builder II until your first conversion date anniversary and each annual anniversary thereafter. There are no exchange or transfer fees associated with making this election.

       - Your Contract Value as of the conversion date will become your new Payment Base. IF YOUR BENEFIT AMOUNT UNDER THE HARTFORD'S LIFETIME INCOME BUILDER WAS HIGHER THAN YOUR CONTRACT VALUE, YOU WILL NOT RECEIVE THAT AMOUNT.

       - We will not provide any credit for the time that you owned The Hartford's Lifetime Income Builder rider. Therefore, annual automatic Payment Base increases will commence on conversion date anniversaries rather than Contract Anniversaries.

       - There are no additional cancellation privileges afforded to you by participating in this conversion program.


       -   All joint Owners must consent to this conversion.

IV. WHAT OTHER THINGS SHOULD BE CONSIDERED?


       - This conversion offer is designed for Contract Owners that intend to defer taking partial Surrenders in order to increase the Withdrawal Percent available to set Lifetime Benefit Payments and who otherwise seek the added flexibility of providing potential lifetime withdrawals for their Spouse. This conversion may not be suitable for anyone who may be anticipating an imminent change in the Relevant Covered Life or any other pertinent Contract parties.


       - Lifetime Benefit Payments will not necessarily be the same as, or higher than, Benefit Payments or Lifetime Benefit Payments available under The Hartford's Lifetime Income Builder. Withdrawals from the Lifetime Income Builder II rider may affect the guarantees if the relevant Covered Life is age 60 or younger.

       - After the conversion date, your death benefit will no longer be The Hartford's Lifetime Income Builder Guaranteed Minimum Death Benefit. Your new death benefit will be your Contract Value on the conversion date. If you previously elected the optional death benefits MAV or MAV Plus, there will be no change to your death benefit. YOUR DEATH BENEFIT MAY BE REDUCED IF AS OF THE CONVERSION DATE YOUR CONTRACT VALUE AND PREMIUM PAYMENTS ARE LESS THAN YOUR BENEFIT AMOUNT.


       - You should discuss with your registered representative whether or not converting your rider is suitable for you and your particular needs, investment horizon and financial plans. YOU SHOULD DISCUSS YOUR PARTICULAR CIRCUMSTANCES AND THE TAX CONSEQUENCES OF THIS CONVERSION WITH YOUR TAX ADVISER, AS WE MAKE NO REPRESENTATION REGARDING THE TAX CONSEQUENCES OF AN EXCHANGE OF THESE RIDERS.


       - Please read your prospectus carefully and particularly the description of each rider and Appendix B -- Optional Benefits Comparison for a more complete description of the differences between The Hartford's Lifetime Income Builder and The Hartford's Lifetime Income Builder II.

       - We are not obligated to offer rider exchange privileges if and once this offer is withdrawn.

       -   This offer is not available through all broker/dealers.


       - Lifetime Benefit Payments under The Hartford's Lifetime Income Builder II do not reduce the Payment Base; therefore the fee of 0.40% of Payment Base will never be applied to an amount less than your initial Payment Base. HOWEVER, IN THE EVENT THAT AN EXCESS WITHDRAWAL IS TAKEN, OR A WITHDRAWAL IS MADE IN A NON-ELIGIBLE WITHDRAWAL YEAR, THE PAYMENT BASE WILL BE REDUCED BY THE METHODS DESCRIBED IN YOUR PROSPECTUS.


       - Your annuitization options for each rider may differ and your guarantee period under The Hartford's Lifetime Income Builder II may be less than under The Hartford's Lifetime Income Builder. If you select The Hartford's Lifetime Income Builder II Joint Life Option, the payment will be based on both Covered Lives. Please refer to your prospectus for details.

                            LIFETIME INCOME BUILDER


The following example is intended to reflect the effect of positive market performance on The Hartford's Lifetime Income Builder Benefit Amount, Death Benefit, and Rider Fee, and on The Hartford's Lifetime Income Builder II Payment Base, Death Benefit, and Rider Fee.


                     ACCOUNT       BENEFIT     GUARANTEED                 BENEFIT     DEATH BENEFIT   ACCOUNT
 AGE BOY   RETURN   VALUE BOY    AMOUNT BOY        WD       ACTUAL WD    AMOUNT EOY        EOY       VALUE EOY    FEE
----------------------------------------------------------------------------------------------------------------------
   60       0.06     $100,000     $100,000       $5,000       $5,000      $95,665        $95,665      $100,700   $383
   61       0.06     $100,317      $95,665       $5,000       $5,000      $90,968        $90,968      $101,036   $364
   62       0.06     $100,673      $90,968       $5,000       $5,000      $86,288        $86,288      $101,413   $345
   63       0.06     $101,068      $86,288       $5,000       $5,000      $81,624        $81,624      $101,832   $326
   64       0.06     $101,505      $81,624       $5,000       $5,000      $76,973        $76,973      $102,296   $308
   65       0.06     $101,988      $76,973       $5,000       $5,000      $72,333        $72,333      $102,807   $289
   66       0.06     $102,518      $72,333       $5,000       $5,000      $67,701        $67,701      $103,369   $271
   67       0.06     $103,098      $67,701       $5,000       $5,000      $63,074        $63,074      $103,984   $252
   68       0.06     $103,731      $63,074       $5,000       $5,000      $58,449        $58,449      $104,655   $234
   69       0.06     $104,422      $58,449       $5,000       $5,000      $53,822        $53,822      $105,387   $215
   70       0.06     $105,172      $53,822       $5,000       $5,000      $49,191        $49,191      $106,182   $197
   71       0.06     $105,985      $49,191       $5,000       $5,000      $44,550        $44,550      $107,044   $178
   72       0.06     $106,866      $44,550       $5,000       $5,000      $39,895        $39,895      $107,978   $160
   73       0.06     $107,818      $39,895       $5,000       $5,000      $35,221        $35,221      $108,987   $141
   74       0.06     $108,847      $35,221       $5,000       $5,000      $30,523        $30,523      $110,077   $122
   75       0.06     $109,955      $30,523       $5,000       $5,000      $25,796        $25,796      $111,253   $103
   76       0.06     $111,149      $25,796       $5,000       $5,000      $20,796        $20,796      $112,518    $83
   77       0.06     $112,435      $20,796       $5,000       $5,000      $15,796        $15,796      $113,881    $63
   78       0.06     $113,818      $15,796       $5,000       $5,000      $10,796        $10,796      $115,347    $43
   79       0.06     $115,304      $10,796       $5,000       $5,000       $5,796        $5,796       $116,922    $23
   80       0.06     $116,899      $5,796        $5,000       $5,000        $796          $796        $118,613    $3
   81       0.06     $118,610       $796         $5,000       $5,000         $0            $0         $120,426    $0
   82       0.06     $120,426        $0          $5,000       $5,000         $0            $0         $122,352    $0
   83       0.06     $122,352        $0          $5,000       $5,000         $0            $0         $124,393    $0
   84       0.06     $124,393        $0          $5,000       $5,000         $0            $0         $126,557    $0
   85       0.06     $126,557        $0          $5,000       $5,000         $0            $0         $128,850    $0

ASSUMPTIONS:                                   LEGEND:
--------------------------------------------------------------------------------------------
 Age 60                                        BOY               Beginning of Year
 Annual withdrawals taken, within limit        EOY               End of Year
 Market Performance = Annual 6% Gain           WD                Withdrawal

                           LIFETIME INCOME BUILDER II


The following example is intended to reflect the effect of positive market performance on The Hartford's Lifetime Income Builder Benefit Amount, Death Benefit, and Rider Fee, and on The Hartford's Lifetime Income Builder II Payment Base, Death Benefit, and Rider Fee.


                    ACCOUNT      PAYMENT     GUARANTEED    MAXIMUM                 PAYMENT       DEATH       ACCOUNT
AGE BOY  RETURN    VALUE BOY     BASE BOY        WD           WD      ACTUAL WD    BASE EOY   BENEFIT EOY   VALUE EOY    FEE
-----------------------------------------------------------------------------------------------------------------------------
  60      0.06     $100,000      $100,000      $5,000       $5,000      $5,000     $100,000     $95,000      $100,700   $403
  61      0.06     $100,297      $100,700      $5,035       $5,035      $5,000     $100,700     $90,000      $101,015   $404
  62      0.06     $100,611      $101,015      $5,051       $5,051      $5,000     $101,015     $85,000      $101,348   $405
  63      0.06     $100,942      $101,348      $5,067       $5,067      $5,000     $101,348     $80,000      $101,699   $407
  64      0.06     $101,292      $101,699      $5,085       $5,085      $5,000     $101,699     $75,000      $102,069   $408
  65      0.06     $101,661      $102,069      $5,103       $5,103      $5,000     $102,069     $70,000      $102,461   $410
  66      0.06     $102,051      $102,461      $5,123       $5,123      $5,000     $102,461     $65,000      $102,874   $411
  67      0.06     $102,463      $102,874      $5,144       $5,144      $5,000     $102,874     $60,000      $103,310   $413
  68      0.06     $102,897      $103,310      $5,166       $5,166      $5,000     $103,310     $55,000      $103,771   $415
  69      0.06     $103,356      $103,771      $5,189       $5,189      $5,000     $103,771     $50,000      $104,257   $417
  70      0.06     $103,840      $104,257      $5,213       $5,213      $5,000     $104,257     $45,000      $104,771   $419
  71      0.06     $104,352      $104,771      $5,239       $5,239      $5,000     $104,771     $40,000      $105,313   $421
  72      0.06     $104,891      $105,313      $5,266       $5,266      $5,000     $105,313     $35,000      $105,885   $424
  73      0.06     $105,461      $105,885      $5,294       $5,294      $5,000     $105,885     $30,000      $106,489   $426
  74      0.06     $106,063      $106,489      $5,324       $5,324      $5,000     $106,489     $25,000      $107,127   $429
  75      0.06     $106,698      $107,127      $5,356       $5,356      $5,000     $107,127     $20,000      $107,800   $431
  76      0.06     $107,369      $107,800      $5,390       $5,390      $5,000     $107,800     $15,000      $108,511   $434
  77      0.06     $108,077      $108,511      $5,426       $5,426      $5,000     $108,511     $10,000      $109,262   $437
  78      0.06     $108,825      $109,262      $5,463       $5,463      $5,000     $109,262      $5,000      $110,054   $440
  79      0.06     $109,614      $110,054      $5,503       $5,503      $5,000     $110,054        $0        $110,891   $444
  80      0.06     $110,447      $110,891      $5,545       $5,545      $5,000     $110,891        $0        $111,774   $444
  81      0.06     $111,330      $110,891      $5,545       $5,567      $5,000     $110,891        $0        $112,710   $444
  82      0.06     $112,267      $110,891      $5,545       $5,613      $5,000     $110,891        $0        $113,703   $444
  83      0.06     $113,259      $110,891      $5,545       $5,663      $5,000     $110,891        $0        $114,755   $444
  84      0.06     $114,311      $110,891      $5,545       $5,716      $5,000     $110,891        $0        $115,870   $444
  85      0.06     $115,426      $110,891      $5,545       $5,771      $5,000     $110,891        $0        $117,052   $444

ASSUMPTIONS:                                   LEGEND:
---------------------------------------------------------------------------------------
 Age 60                                        BOY            Beginning of Year
 Annual withdrawals taken, within limit        EOY            End of Year
 Market Performance = Annual 6% Gain           WD             Withdrawal

                            LIFETIME INCOME BUILDER


The following example is intended to reflect the effect of negative market performance on The Hartford's Lifetime Income Builder Benefit Amount, Death Benefit, and Rider Fee, and on The Hartford's Lifetime Income Builder II Payment Base, Death Benefit, and Rider Fee.


                                                                                    DEATH BENEFIT
                  ACCOUNT       BENEFIT       GUARANTEED                BENEFIT       EOY = BA       ACCOUNT
AGE BOY  RETURN  VALUE BOY     AMOUNT BOY         WD       ACTUAL WD   AMOUNT EOY        EOY        VALUE EOY     FEE
----------------------------------------------------------------------------------------------------------------------
  60     -0.06    $100,000      $100,000        $5,000      $5,000      $84,835       $84,835        $89,300     $339
  61     -0.06    $88,961       $84,835         $5,000      $5,000      $79,835       $79,835        $78,923     $319
  62     -0.06    $78,604       $79,835         $5,000      $5,000      $74,835       $74,835        $69,187     $299
  63     -0.06    $68,888       $74,835         $5,000      $5,000      $69,835       $69,835        $60,055     $279
  64     -0.06    $59,775       $69,835         $5,000      $5,000      $64,835       $64,835        $51,489     $259
  65     -0.06    $51,230       $64,835         $5,000      $5,000      $59,835       $59,835        $43,456     $239
  66     -0.06    $43,217       $59,835         $5,000      $5,000      $54,835       $54,835        $35,924     $219
  67     -0.06    $35,704       $54,835         $5,000      $5,000      $49,835       $49,835        $28,862     $199
  68     -0.06    $28,663       $49,835         $5,000      $5,000      $44,835       $44,835        $22,243     $179
  69     -0.06    $22,063       $44,835         $5,000      $5,000      $39,835       $39,835        $16,040     $159
  70     -0.06    $15,880       $39,835         $5,000      $5,000      $34,835       $34,835        $10,228     $139
  71     -0.06    $10,088       $34,835         $5,000      $5,000      $29,835       $29,835         $4,783     $119
  72     -0.06     $4,664       $29,835         $5,000      $5,000      $24,835       $24,835           $0        $0
  73     -0.06       $0         $24,835         $5,000      $5,000      $19,835       $19,835           $0        $0
  74     -0.06       $0         $19,835         $5,000      $5,000      $14,835       $14,835           $0        $0
  75     -0.06       $0         $14,835         $5,000      $5,000       $9,835        $9,835           $0        $0
  76     -0.06       $0          $9,835         $5,000      $5,000       $4,835        $4,835           $0        $0
  77     -0.06       $0          $4,835         $5,000      $5,000         $0            $0             $0        $0
  78     -0.06       $0            $0           $5,000      $5,000         $0            $0             $0        $0
  79     -0.06       $0            $0           $5,000      $5,000         $0            $0             $0        $0
  80     -0.06       $0            $0           $5,000      $5,000         $0            $0             $0        $0
  81     -0.06       $0            $0           $5,000      $5,000         $0            $0             $0        $0
  82     -0.06       $0            $0           $5,000      $5,000         $0            $0             $0        $0
  83     -0.06       $0            $0           $5,000      $5,000         $0            $0             $0        $0
  84     -0.06       $0            $0           $5,000      $5,000         $0            $0             $0        $0
  85     -0.06       $0            $0           $5,000      $5,000         $0            $0             $0        $0


ASSUMPTIONS:                                   LEGEND:
---------------------------------------------------------------------------------------
 Age 60                                        BOY            Beginning of Year
 Annual withdrawals taken, within limit        EOY            End of Year
 Market Performance = Annual 6% Loss           WD             Withdrawal

                           LIFETIME INCOME BUILDER II


The following example is intended to reflect the effect of negative market performance on The Hartford's Lifetime Income Builder Benefit Amount, Death Benefit, and Rider Fee, and on The Hartford's Lifetime Income Builder II Payment Base, Death Benefit, and Rider Fee.


                  ACCOUNT      PAYMENT     GUARANTEED    MAXIMUM                 PAYMENT       DEATH       ACCOUNT
AGE BOY  RETURN  VALUE BOY    BASE BOY         WD           WD      ACTUAL WD    BASE EOY   BENEFIT EOY   VALUE EOY    FEE
---------------------------------------------------------------------------------------------------------------------------
  60     -0.06    $100,000    $100,000       $5,000       $5,000      $5,000     $100,000     $95,000      $89,300    $400
  61     -0.06    $88,900     $100,000       $5,000       $5,000      $5,000     $100,000     $90,000      $78,866    $400
  62     -0.06    $78,466     $100,000       $5,000       $5,000      $5,000     $100,000     $85,000      $69,058    $400
  63     -0.06    $68,658     $100,000       $5,000       $5,000      $5,000     $100,000     $80,000      $59,839    $400
  64     -0.06    $59,439     $100,000       $5,000       $5,000      $5,000     $100,000     $75,000      $51,172    $400
  65     -0.06    $50,772     $100,000       $5,000       $5,000      $5,000     $100,000     $70,000      $43,026    $400
  66     -0.06    $42,626     $100,000       $5,000       $5,000      $5,000     $100,000     $65,000      $35,368    $400
  67     -0.06    $34,968     $100,000       $5,000       $5,000      $5,000     $100,000     $60,000      $28,170    $400
  68     -0.06    $27,770     $100,000       $5,000       $5,000      $5,000     $100,000     $55,000      $21,404    $400
  69     -0.06    $21,004     $100,000       $5,000       $5,000      $5,000     $100,000     $50,000      $15,044    $400
  70     -0.06    $14,644     $100,000       $5,000       $5,000      $5,000     $100,000     $45,000       $9,065    $400
  71     -0.06     $8,665     $100,000       $5,000       $5,000      $5,000     $100,000     $40,000       $3,445    $400
  72     -0.06     $3,045     $100,000       $5,000       $5,000      $5,000     $100,000     $35,000         $0      $400
  73     -0.06       $0       $100,000       $5,000       $5,000      $5,000     $100,000     $30,000         $0       $0
  74     -0.06       $0       $100,000       $5,000       $5,000      $5,000     $100,000     $25,000         $0       $0
  75     -0.06       $0       $100,000       $5,000       $5,000      $5,000     $100,000     $20,000         $0       $0
  76     -0.06       $0       $100,000       $5,000       $5,000      $5,000     $100,000     $15,000         $0       $0
  77     -0.06       $0       $100,000       $5,000       $5,000      $5,000     $100,000     $10,000         $0       $0
  78     -0.06       $0       $100,000       $5,000       $5,000      $5,000     $100,000      $5,000         $0       $0
  79     -0.06       $0       $100,000       $5,000       $5,000      $5,000     $100,000        $0           $0       $0
  80     -0.06       $0       $100,000       $5,000       $5,000      $5,000     $100,000        $0           $0       $0
  81     -0.06       $0       $100,000       $5,000       $5,000      $5,000     $100,000        $0           $0       $0
  82     -0.06       $0       $100,000       $5,000       $5,000      $5,000     $100,000        $0           $0       $0
  83     -0.06       $0       $100,000       $5,000       $5,000      $5,000     $100,000        $0           $0       $0
  84     -0.06       $0       $100,000       $5,000       $5,000      $5,000     $100,000        $0           $0       $0
  85     -0.06       $0       $100,000       $5,000       $5,000      $5,000     $100,000        $0           $0       $0


ASSUMPTIONS:                                   LEGEND:
---------------------------------------------------------------------------------------
 Age 60                                        BOY            Beginning of Year
 Annual withdrawals taken, within limit        EOY            End of Year
 Market Performance = Annual 6% Loss           WD             Withdrawal

   PLEASE KEEP THIS SUPPLEMENT WITH YOUR PROSPECTUS AND RETAIN IT FOR FUTURE
                                   REFERENCE.

HV-6137